Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated July 23, 2009

Relating to Prospectus dated May 6, 2009

Registration No. 333-158630

Term Sheet

for

Financing

of

Antares Pharma, Inc.

This Term Sheet is not intended to be contractually binding, and is subject in all respects (other than with respect to the confidential information section) to the execution of the Subscription Agreement (as defined below).

Issuer:	Antares Pharma, Inc., a Delaware corporation (“we,” “us,” or the “Company”).

Securities Offered:

Up to 10,625,000 units (the “Units”), for a maximum aggregate purchase price of $8,500,000, each consisting of an aggregate of (i) one share (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), and (ii) a warrant to purchase 0.4 of a share of Common Stock (the “Warrants”, and together with the Shares, the “Securities”) (the “Offering”).

Warrants:

The exercise price of the Warrants shall be $1.00 per share. The Warrants are exercisable beginning any time on or after the date six months following the Closing Date (as defined below) and expire on the fifth anniversary of the Closing Date.

Purchase Price:	$0.80 per Unit

Use of Proceeds to Company:	We intend to use the net proceeds from this Offering for general corporate purposes.

Subscription and Closing Date:	We and each investor participating in the Offering (each an “Investor” and collectively the “Investors”) will execute a Subscription Agreement.

It is expected that the closing of the Offering will occur, and the Securities will be issued to the Investors and funds paid to us therefor, on or about July 29, 2009 (the “Closing Date”).

Risk Factors:

The Securities offered involve a high degree of risk. See the disclosure relating to the risks affecting us set forth in the base prospectus included in the registration statement relating to this Offering and the documents filed by the Company with the SEC under the Securities Exchange Act of 1934, as amended.

NYSE Amex Symbol:	AIS

Confidential Information:

The recipient of this Term Sheet agrees with the Company, Cowen and Company, LLC, Oppenheimer & Co., Inc. and Ladenburg Thalmann & Co. Inc. to maintain in confidence this disclosed information, together with any other non-public information regarding the Company obtained from the Company, Cowen and Company, LLC, Oppenheimer & Co., Inc. and Ladenburg Thalmann & Co. Inc. or their agents during the course of the proposed Offering, and to comply with the recipient’s obligations under U.S. and state securities laws.

Placement Agents:

The Company has engaged Cowen and Company, LLC to act as lead placement agent and Oppenheimer & Co., Inc. and Ladenburg Thalmann & Co. Inc. to act as co-placement agents in connection with the Offering. The placement agents will receive an aggregate amount equal to $0.056 per Unit sold in the Offering.

           The Company has filed a registration statement (Registration No. 333-158630, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the placement agents will arrange to send you the base prospectus and any other offering documents if you request them by contacting Cowen and Company, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Attention: Prospectus Department, Telephone (631) 254-7106. You may also access the base prospectus by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1016169/000101616909000010/forms3.htm.